

September 21, 2020

Marcelo Feriozzi Bacci
Chief Financial Officer and Investor Relations Officer
Suzano S.A.
Av. Professor Magalhaes Neto, 1,752
10th Floor, Rooms 1010 and 1011
Salvador, Brazil 41810-012

      Re: Suzano S.A.
          Form 20-F for the Year Ended December 31, 2019
          Filed March 31, 2020
          File No. 001-38755

Dear Mr. Bacci:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing